Exhibit (a)(5)(B)

Company contacts:
Steve Shattuck
Press Relations
949.672.7817
steve.shattuck@wdc.com

Bob Blair
Investor Relations
949.672.7834
robert.blair@wdc.com

     FOR IMMEDIATE RELEASE:

     WESTERN DIGITAL ANNOUNCES RESULTS OF OFFER TO PURCHASE ZERO COUPON CONVERTIBLE SUBORDINATED DEBENTURES DUE 2018

LAKE FOREST, Calif. – Feb. 19, 2003 — Western Digital Corp. (NYSE: WDC) today announced the results of the offer by its wholly-owned subsidiary, Western Digital Technologies, Inc. (WDT), to purchase Zero Coupon Convertible Subordinated Debentures due 2018, issued by WDT. Holders’ option to surrender their debentures for purchase expired at 5 p.m., New York City time, Feb. 18, 2003.

     Western Digital has been advised by the paying agent, U.S. Bank, N.A., that $160,342,000 in aggregate principal amount at maturity of debentures were validly surrendered for purchase and not withdrawn, and WDT has accepted for purchase all of such debentures. The purchase price for the debentures was $459.64 per $1,000 principal amount at maturity and will be paid in cash. The aggregate purchase price for all of the debentures validly surrendered for purchase and not withdrawn was $73,699,597. At the close of its second fiscal quarter ending Dec. 27, 2002, Western Digital had $326.9

Western Digital Announces Results of Offer to Purchase Zero
Coupon Convertible Subordinated Debentures Due 2018

million in cash on its balance sheet. After this purchase, debentures with $555,000 in aggregate principal amount at maturity will remain outstanding, and will be subject to their existing terms.

About Western Digital

     Western Digital, one of the storage industry’s pioneers and long-time leaders, provides products and services for people and organizations that collect, manage, and use digital information. The Company produces reliable, high-performance hard drives that keep users’ data close-at-hand and secure from loss.

     Western Digital was founded in 1970. The Company’s storage products are marketed to leading systems manufacturers and selected resellers under the Western Digital brand name. Visit the Investor section of the Company’s Web site (www.westerndigital.com) to access a variety of financial and investor information.

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Western Digital and the Western Digital logo are registered trademarks of Western Digital Technologies, Inc.